FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Kepler II, David E.	2. Issuer Name and Ticker or Trading Symbol The Dow Chemical Company (DOW)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Corporate Vice President & CIO
(Last) (First) (Middle) 2030 Dow Center	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 09/20/2002
(Street) Midland, MI 48674		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units(1)	$0.0000	07/19/02		A	V	53.745				Common Stock	53.745	$27.8400		D
Phantom Stock Units(2)	$0.0000	07/30/02		A	V	28.555(3)				Common Stock	28.555	$29.4600		D
Phantom Stock Units(4)	$0.0000	08/20/02		A	V	51.471				Common Stock	51.471	$29.0700		D
Phantom Stock Units(5)	$0.0000	09/20/02		A		51.136				Common Stock	51.136	$29.2600	2,696.039	D

Explanation of Responses:

(1) The phantom stock units were accrued under the Elective Deferral Plan of The Dow Chemical Company, a Rule 16b-3 exempt plan, and are to be settled entirely in cash in 15 annual installments beginning in January following retirement.
(2) The phantom stock units were accrued under the Elective Deferral Plan of The Dow Chemical Company, a Rule 16b-3 exempt plan, and are to be settled entirely in cash in 15 annual installments beginning in January following retirement.
(3) Phantom stock units from dividend reinvestment in a transaction exempt under Rule 16b-3(d).
(4) The phantom stock units were accrued under the Elective Deferral Plan of The Dow Chemical Company, a Rule 16b-3 exempt plan, and are to be settled entirely in cash in 15 annual installments beginning in January following retirement.
(5) The phantom stock units were accrued under the Elective Deferral Plan of The Dow Chemical Company, a Rule 16b-3 exempt plan, and are to be settled entirely in cash in 15 annual installments beginning in January following retirement.

By: /s/ David E. Kepler II David E. Kepler II **Signature of Reporting Person	9/23/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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